ENVOY COMMUNICATIONS GROUP INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of ENVOY COMMUNICATIONS GROUP INC. (the “Corporation”) will be held at 300 Bayview Avenue, Toronto, Ontario, on Friday, March 30, 2007 at 11:00 a.m. (Toronto time) for the following purposes:
(a)	to receive the consolidated financial statements of the Corporation for its fiscal year ended September 30, 2006 and the report of the auditors thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

(d)	to consider and, if deemed advisable, pass, with or without variation, Change of Name Resolution (the full text of which is set out as Exhibit “A” in the accompanying Management Information Circular) amending the Corporation’s articles of incorporation by changing its name to Envoy Capital Group Inc.;

(e)	to consider and, if deemed advisable, pass, with or without variation, Authorized Capital Resolution (the full text of which is set out as Exhibit “B” in the accompanying Management Information Circular) amending the Corporation’s articles of incorporation by removing the maximum number of common shares that the Corporation is authorized to issue;

(f)	to consider and, if deemed advisable, pass, with or without variation, Stated Capital Reduction Resolution (the full text of which is set out as Exhibit “C” in the accompanying Management Information Circular) reducing the stated capital of the Corporation’s common shares; and

(g)	to transact such other business as may properly come before the Meeting or any adjournment thereof.
A Management Information Circular and form of proxy accompany this Notice. Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Toronto time) on the second business day preceding the Meeting or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.
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DATED February 23, 2007.

By Order of the Board of Directors

Geoffrey B. Genovese
Chairman of the Board, President and Chief Executive Officer